Filed by ITC Holdings Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: ITC Holdings Corp.

Commission File No. 001-32576

General Employee Questions & Answers

December 2011

Can you explain this transaction?

Entergy Corporation and ITC have entered into a definitive agreement whereby Entergy will divest and merge its transmission business into ITC in an all-stock transaction. Entergy will first pursue a separation of its transmission business from Entergy’s regulated utility operating companies through a new company, Mid South Transco LLC, which will become a wholly owned operating company of ITC.

Is this an acquisition of Entergy’s transmission assets by ITC?

The transmission business (assets and employees) of Entergy are being merged into ITC through this transaction. Mid South Transco will become a wholly-owned subsidiary of ITC – which will be the surviving entity after the merger – maintaining the company’s longstanding commitment to independent operations. ITC will have a new regional headquarters in Jackson, MS, while maintaining corporate headquarters in Novi, MI.

How long will it take to close this transaction?

The merger is subject to regulatory and shareholder approvals and is expected to be completed in 2013.

How will things operate during the regulatory approval process?

Both companies will continue to operate as separate companies, as they do todays throughout the approval process.

What should employees be doing?

One of the reasons Entergy chose to work with ITC is for our commitment to investing in our electric transmission systems to provide benefits to customers. It is critical that ITC employees remain focused on their jobs and support the company’s mission of investing in the electric transmission system to ensure reliable operations. In other words, stay focused on your job – just as you always have. That is what has made ITC successful.

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What will happen to our jobs after this transaction closes?

Prior to the closing of the transaction, Entergy and ITC will develop the organizational structure and reporting relationships of the combined entity, which will be communicated to employees when available. This transaction is about creating jobs and it is not anticipated that ITC or Entergy will reduce workforce. Approximately 750 Entergy transmission employees will become ITC employees. In addition, two new independent directors who will have transmission industry knowledge and familiarity with the Entergy regions will be appointed to our Board.

Once the transaction is complete, what will the new ITC company footprint look like?

•	Operations in 12 states

•	Over 30,000 miles of transmission lines

•	Peak load of 50,000 MW

•	1,200 employees (750 transfers from Entergy)

•	One of the largest electric transmission companies in the U.S.

•	1st based on net plant, property & equipment (PP&E) and peak load served

•	2nd based on transmission line miles

Cautionary Language Concerning Forward-Looking Statements

This document contains certain statements that describe ITC management’s beliefs concerning future business conditions and prospects, growth opportunities and the outlook for ITC’s business, including ITC’s business and the electric transmission industry based upon information currently available. Such statements are “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995. Wherever possible, ITC has identified these forward-looking statements by words such as “anticipates”, “believes”, “intends”, “estimates”, “expects”, “projects” and similar phrases. These forward-looking statements are based upon assumptions ITC management believes are reasonable. Such forward-looking statements are subject to risks and uncertainties which could cause ITC’s actual results, performance and achievements to differ materially from those expressed in, or implied by, these statements, including, among other things, (a) the risks and uncertainties disclosed in ITC’s annual report on Form 10-K and ITC’s quarterly reports on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) from time to time and (b) the following transactional factors (in addition to others described elsewhere in this document and in subsequent filings with the SEC): (i) risks inherent in the contemplated transaction, including: (A) failure to obtain approval by the Company’s shareholders; (B) failure to obtain regulatory approvals necessary to consummate the transaction or to obtain regulatory approvals on favorable terms; (C) the ability to obtain the required financings; (D) delays in consummating the transaction or the failure to consummate the transactions; and (E) exceeding the expected costs of the transactions; (ii) legislative and regulatory actions, and (iii) conditions of the capital markets during the periods covered by the forward-looking statements.

Because ITC’s forward-looking statements are based on estimates and assumptions that are subject to significant business, economic and competitive uncertainties, many of which are beyond ITC’s control or are subject to change, actual results could be materially different and any or all of ITC’s forward-looking statements may turn out to be wrong. They speak only as of the date made and can be affected by assumptions ITC might make or by known or unknown risks and uncertainties. Many factors mentioned in this document and the exhibits hereto and in ITC’s annual and quarterly reports will be important in determining future results. Consequently, ITC cannot assure you that ITC’s expectations or forecasts expressed in such forward-looking statements will be achieved. Actual future results may vary materially. Except as required by law, ITC undertakes no obligation to publicly update any of ITC’s forward-looking or other statements, whether as a result of new information, future events, or otherwise.

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The transaction is subject to certain conditions precedent, including regulatory approvals, approval of ITC’s shareholders and the availability of financing. ITC cannot provide any assurance that the proposed transactions related thereto will be completed, nor can it give assurances as to the terms on which such transactions will be consummated.

Additional Information and Where to Find It

ITC and Mid South TransCo LLC (“TransCo”) will file registration statements with the SEC registering shares of ITC common stock and TransCo common units to be issued to Entergy shareholders in connection with the proposed transactions. ITC will also file a proxy statement with the SEC that will be sent to the shareholders of ITC. Entergy shareholders are urged to read the prospectus and/or information statement that will be included in the registration statements and any other relevant documents, because they contain important information about ITC, TransCo and the proposed transactions. ITC’s shareholders are urged to read the proxy statement and any other relevant documents because they contain important information about ITC, TransCo and the proposed transactions. The proxy statement, prospectus and/or information statement, and other documents relating to the proposed transactions (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. The documents, when available, can also be obtained free of charge from Entergy upon written request to Entergy Corporation, Investor Relations, P.O. Box 61000 New Orleans, LA 70161 or by calling Entergy’s Investor Relations information line at 1-888-ENTERGY (368-3749), or from ITC upon written request to ITC Holdings Corp., Investor Relations, 27175 Energy Way, Novi, MI 48377 or by calling 248-946-3000.

Participants in this Transaction

This communication is not a solicitation of a proxy from any security holder of ITC. However, Entergy, ITC and certain of their respective directors and executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from shareholders of ITC in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of Entergy may be found in its 2010 Annual Report on Form 10-K filed with the SEC on February 28, 2011, and its definitive proxy statement relating to its 2011 Annual Meeting of Shareholders filed with the SEC on March 24, 2011. Information about the directors and executive officers of ITC may be found in its 2010 Annual Report on Form 10-K filed with the SEC on February 23, 2011, and its definitive proxy statement relating to its 2011 Annual Meeting of Shareholders filed with the SEC on April 21, 2011.

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